SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
December 17, 2009
Commission File Number: 1-31253
PENGROWTH ENERGY TRUST
2100, 222 — 3rd Avenue S.W.
Calgary, Alberta T2P 0B4 Canada
(address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐                              Form 40-F ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.
Yes ☐                              No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):____________

DOCUMENTS FILED AS PART OF THIS FORM 6-K
     See the Exhibit Index to this Form 6-K.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
December 17, 2009	By:	/s/ Charles V. Selby
		Name:	Charles V. Selby
		Title:	Vice President and Corporate Secretary

FORM 6-K EXHIBIT INDEX

Exhibit No.

99.1	Press Release announcing the redemption of the 6.50 percent Convertible Extendible Unsecured Subordinated Debentures.

99.2	Press Release announcing 2010 Guidance, balancing opportunities and financial flexibility.